

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
2488 Dunwin Drive
Mississauga, Ontario L5L 1J9
Canada

> **Re: Trillium Therapeutics Inc.**
> **Registration Statement on Form F-3**
> **Filed April 23, 2020**
> **File No. 333-237810**

Dear Mr. Parsons:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Haran Viswanathan